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                                                                   EXHIBIT 4.1.1



        EXCERPT FROM RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED,
                           OF PATTERSON ENERGY, INC.



"Section 2. COMMON STOCK

         2.1 Issuance, Consideration, and Terms. Any unissued shares of the Common stock may be issued from time to time for such consideration, having a value of not less than the par value thereof, as may be fixed from time to time by the Board of Directors. Any treasury shares may be disposed of for such consideration as may be determined from time to time by the Board of Directors. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Each share of Common Stock shall be of equal rank and shall be identical to every other share of Common Stock. Holders of Common Stock shall have rights as are provided herein and by law.

         2.2 Voting Rights. Except as expressly required by law or as provided in or fixed and determined pursuant to Section 1 of this Article FOURTH, the entire voting power and all voting rights shall be vested exclusively in the Common Stock. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share standing in such holder's name on the books of the Corporation.

         2.3 Dividends. Subject to Section 1 of this Article FOURTH, the holders of Common Stock shall be entitled to receive, and shall share equally share for share, when and as declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends or distributions payable in cash, in property or in securities of the Corporation."